December 19, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (205) 264-0870

Mr. C. Dowd Ritter
Regions Financial Corp.
1900 Fifth Avenue North
Birmingham, Alabama 35203

> **Re:** **Regions Financial Corp.**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 000-50831**

Dear Mr. Ritter:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3422.

Sincerely,

Timothy A. Geishecker
Senior Counsel